

Mail Stop 3561

November 14, 2017

Via Email
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
17 State Street, Suite 4000
New York, NY 10004

> **Re: Dominion Minerals Corp.**
> **Amended Form 10-12G**
> **Filed October 25, 2017**
> **File No. 000-52696**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 000-52696**

Dear Mr. Roca:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

1. Please revise your Form 10-K as required for comments 1, 3, 5, 6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3, and 4 below.

Amended Form 10-12

Item 4. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 22

2. We note your response to comment 4 and reissue in part. Please disclose the percentage of total voting power represented by the securities held by Mr. Althaus.

Diego Roca
Dominion Minerals Corp.
November 14, 2017
Page 2

<u>Item 6. Executive Compensation, page 25</u>

3. We note your response to comment 2. The Exhibits 10.6 and 10.7 Employment Agreements do not appear to contain the cited provisions. Please clarify or file amended agreements.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26</u>

4. We reissue Comment 5. Please add disclosure regarding all deferred compensation due to your officers.

<u>Exhibits</u>

5. We reissue comment 6. Please file the complete executed litigation funding agreement. See Item 601(b)(10)(i) of Regulation S-K.

6. We note your response to comment 7, however it appears you did not file the exhibit. Please file the convertible promissory note.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact at Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining